03011757

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48744

SEC RECEIVED PROCESSING MAR - 3 2003 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Citizens Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Citizens Plaza
(No. and Street)

Providence	Rhode Island	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott M. Hacker — 401-282-4354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloite & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott M. Hacker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citizens Financial Services Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President - Finance
Title

Notary Public My Commission Expires July 25, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Citizens Investment Services Corporation:

We have audited the following consolidated financial statements of Citizens Investment Services Corporation and subsidiaries (the "Company") (a wholly owned subsidiary of Citizens Financial Group, Inc.) for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Citizens Investment Services Corporation and subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedule of Citizens Investment Services Corporation, as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 10, 2003

CITIZENS INVESTMENT SERVICES CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 6,858,677
Escrow account balances	35,000
Trading account securities	2,506,715
Commissions receivable	1,752,931
Furniture and fixtures (cost of $2,226,634, net of $752,753 accumulated depreciation)	1,473,881
Other assets	597,394
Deferred taxes	465,121
TOTAL ASSETS	$13,689,719

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 4,924,500
Accrued incentive compensation	1,521,000
Accrued payroll	314,184
Accrued expenses and other liabilities	436,028
Total current liabilities	7,195,712
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 8,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	3,999,999
Retained earnings	2,494,007
Total stockholder's equity	6,494,007
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$13,689,719

See notes to consolidated financial statements.

CITIZENS INVESTMENT SERVICES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commission income	$41,505,759
Insurance commission income	2,846,077
Trading gains and losses	766,449
Securities transaction fees	291,361
Other income	5,382
Total revenues	45,415,028
EXPENSES:	
Employee compensation and benefits	25,102,192
Client solicitation fees	13,726,001
Outside services	3,586,547
Occupancy and equipment	1,191,891
Other expenses	1,909,680
Total expenses	45,516,311
NET OPERATING LOSS	(101,283)
INTEREST INCOME AND EXPENSE:	
Interest income	101,284
Interest expense	23,044
NET LOSS BEFORE INCOME TAXES	(23,043)
INCOME TAXES (Note 11)	142,634
NET LOSS	$ (165,677)

See notes to consolidated financial statements.

CITIZENS INVESTMENT SERVICES CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2002	$1	$ 999,999	$2,659,684	$3,659,684
Capital contribution from Parent		3,000,000		3,000,000
Net loss	-	-	(165,677)	(165,677)
BALANCE, DECEMBER 31, 2002	$1	$ 3,999,999	$2,494,007	$6,494,007

See notes to consolidated financial statements.

CITIZENS INVESTMENT SERVICES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (165,677)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Unrealized loss on trading account securities	14,159
Net accretion on trading account securities	(10,764)
Depreciation expense	417,714
Increase (decrease) in operating assets and liabilities:	
Trading account securities	842,286
Commissions receivable	(332,855)
Other assets	(658,493)
Due to affiliates	3,369,820
Other liabilities	1,364,193
Net cash provided by operating activities	4,840,383
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(1,620,278)
Proceeds from sale of furniture and equipment	96,278
Net cash used in investing activities	(1,524,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payment of borrowings	(2,000,000)
Capital contribution	3,000,000
Net cash provided by financing activities	1,000,000
INCREASE IN CASH AND CASH EQUIVALENTS	4,316,383
CASH AND CASH EQUIVALENTS, Beginning of year	2,542,294
CASH AND CASH EQUIVALENTS, End of year	$ 6,858,677
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Income tax payments	$ 59
Interest payments	$ 23,044

See notes to consolidated financial statements.

CITIZENS INVESTMENT SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Citizens Investment Services Corporation and subsidiaries (the "Company"), formerly Citizens Financial Services, Inc., a Rhode Island corporation incorporated on September 21, 1995, is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Citizens Bank of Rhode Island (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). CFG is a wholly owned subsidiary of Royal Bank of Scotland plc. The Company commenced operations on January 19, 1996 and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services. The Company's customer base is primarily concentrated in New England and Pennsylvania. The Company also owns 100% of Citizens Financial Services Insurance Agency, Inc. ("CFSIA"). CFSIA was set up as a wholly owned subsidiary of the Company to comply with the insurance regulations of the state of Massachusetts. CFSIA records revenues and expenses related to the Company's Massachusetts insurance operations.

Effective February 19, 2002, the Company changed its name to Citizens Investment Services Corporation to comply with legal and regulatory requirements in the state of Pennsylvania. On May 15, 2002, the Company acquired certain customer accounts from Citizens Bank of Pennsylvania. Dreyfus Investment Services Corporation and Mellon Insurance Agency previously serviced these customers.

The Company introduces brokerage transactions for clearance and execution services to Fiserv Securities, Inc. ("Fiserv"), a New York Stock Exchange member firm, on a fully-disclosed basis.

The agreement between the Company and Fiserv provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from Fiserv on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany transactions and balances have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current financial statement format. These reclassifications had no effect on earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition – Commission income represents net commissions received from sales of mutual fund shares. Insurance commission income represents net commissions received from sales of various insurance products. Commission income is recognized on a trade-date basis. Insurance commission is recognized on an accrual basis.

Cash and Cash Equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash, money market investments, interest-bearing deposits, and interest-bearing escrow deposits. Cash equivalents are securities with original maturities of less than three months.

Securities – Securities are carried at market value and are recorded on a trade-date basis. Market value is determined using quoted values. The change in unrealized appreciation or depreciation resulting from changes in the market value of securities classified as "Trading account securities" is included in income. Realized gains (losses) are calculated on the average-cost basis and are included in income. Interest income is recorded on an accrual basis.

3. TRANSACTIONS WITH RELATED PARTIES

The Company, from time to time, borrows money from its Parent for working-capital purposes. The Company maintains a demand deposit account with its Parent. On August 15, 2001, Citizens Investment Services Corporation (the "Borrower") and Citizens Bank of Rhode Island (the "Lender") entered into a $3,000,000 line-of-credit agreement. The Company initially borrowed $2,000,000 from this line of credit to fund their trading account bond securities inventory. The line of credit bears interest on the unpaid principal balance at a rate equal to LIBOR rate plus 50 basis points. For the year ended December 31, 2002, the Company paid interest of $23,044. During 2002, the $2,000,000 line of credit was retired, subsequently, the entire agreement was terminated.

The Company has entered into client solicitation agreements with its Parent and its affiliates, Citizens Bank of New Hampshire, Citizens Bank of Massachusetts, Citizens Bank of Connecticut, Citizens Bank of Pennsylvania, and Citizens Bank of Delaware, which are wholly owned subsidiaries of CFG. The Company provides securities brokerage and investment advisory services to customers at branches of the Parent and affiliates. In connection with these services, the Company also provides management, administration, and customer support services. The Company pays its Parent and affiliates a monthly fee equal to their monthly share of income, net of direct and indirect expenses. Income includes, but is not limited to, commission income, income from the sale of securities, trading account gains, and interest income. Direct and indirect expenses include, but are not limited to, space usage, administration support, salaries, commissions, bonuses, and related employee benefits.

All operating costs of the Company are paid by CFG and are reimbursed by the Company one month in arrears. Such costs are recorded on an accrual basis.

4. INTEREST-BEARING CASH

Escrow deposits represent cash account balances that are required to be maintained at Fiserv in connection with that organization's clearing services agreement. This balance does not serve as a component of the Company's net capital requirement.

5. FAIR VALUE OF TRADING ACCOUNT SECURITIES

At December 31, 2002, the market value and cost of trading account securities were as follows:

	Market Value	Cost
State and municipal obligations	$1,236,480	$1,250,639
U.S. Government and agency obligations	1,270,235	1,270,235
Total	$2,506,715	$2,520,874

6. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation has been computed using straight-line and accelerated methods over the estimated useful life of the assets, typically 3-5 years. Costs related to computer software developed or obtained for internal use are capitalized in conformity with SOP 98-1, and amortized using the straight-line method over the expected useful life (not to exceed seven years). The Company begins to amortize the software when the asset (or an identifiable component of the asset) is substantially complete and ready for its intended use.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $2,857,905, which was in excess of the required net capital of $479,954, by $2,377,951. The Company's ratio of aggregate indebtedness to net capital was 2.5 to 1.

8. RULES 15c3-3 AND 17a-13

The Company is exempt from the provisions of Rule 15c3-3 under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 under the provision of paragraph (a) thereof.

9. CONCENTRATION OF CREDIT RISK

The Company's trading account securities portfolio consists primarily of debt securities issued by municipalities located in the state of Rhode Island and Rhode Island state agencies.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all the Company's assets and liabilities are considered financial instruments, as defined by SFAS No. 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS No. 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Securities owned and securities sold but not yet purchased are stated at fair value based on quoted market prices. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximates estimated fair value.

11. INCOME TAXES

The Company, along with other affiliates, files its federal and state income tax returns on a consolidated basis. Accordingly, the income tax liability or benefit is allocated to the Company in a manner, which is representative of how the Company would compute its provision as a separate entity, with benefit given to losses used in the current consolidated return.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2002 were as follows:

Current tax expense	$ 48,743
Deferred tax expense	93,891
Total	$142,634

Effective Income Tax Rate Reconciliation

	Tax
Tax at statutory rate	35.0 %
Tax return to book adjustment	(449.2)
State tax	(177.2)
Other	(27.6)
Effective tax rate	(619.0)%

During 2002, the Company generated $295,723 of increased taxable income over book income. This additional income was included in the financial statement income during 2001. No timing item/deferred tax liability was previously recognized for this difference. As such, taxes are being provided for this item during the current year. Going forward, the Company anticipates that the effective tax rate will be approximately 41%.

Deferred taxes arise due to differences in book and tax basis of investments and depreciation. At December 31, 2002, the deferred tax asset was $465,122. No valuation allowance is considered necessary at December 31, 2002.

* * * * * *

CITIZENS INVESTMENT SERVICES CORPORATION

SUPPLEMENTAL SCHEDULE – COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$6,494,007
Deductions and/or charges – nonallowable assets:	
Escrow account balances	35,000
Commissions receivable	880,195
Furniture and fixtures	1,473,881
Other assets	1,062,515
Total nonallowable assets	3,451,591
Net capital before haircuts on securities positions	3,042,416
Haircuts on securities:	
Money market	90,546
Municipal securities	73,520
U.S. Government agency obligations	20,445
Total haircuts on securities positions	184,511
NET CAPITAL	$2,857,905

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIREMENT (Representing the greater of 6.67% of aggregate indebtedness)	$ 479,954
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 479,954
EXCESS NET CAPITAL	$2,377,951

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$7,195,712
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	252%

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND UNAUDITED PART IIA COMPUTATION PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

UNAUDITED NET CAPITAL	$2,862,721
DECREASE IN STOCKHOLDER'S EQUITY	(4,739)
OTHER	(77)
AUDITED NET CAPITAL	$2,857,905

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
Citizens Investment Services Corporation:

In planning and performing our audit of the consolidated financial statements of Citizens Investment Services Corporation (the "Company"), formerly Citizens Financial Services, Inc., for the year ended December 31, 2002 (on which we issued our report dated February 10, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 10, 2003